

Eisai Co., Ltd.

6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- 5064 Fax : (03) 3811- 2830


03024350

July 3, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street, N.W.
Washington D.C. 20549

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai
Director,
Finance & Accounting Division
Eisai Co., Ltd.

dlw 7/9

82-4673

03 JUL -3 AM 7:21 July 1, 2003

NOTICE

Listed Stock Name:	Eisai Co., Ltd.
President and CEO:	Mr. Haruo Naito
Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Hiroyuki Mitsui Vice President Public Relations, General Affairs, Corporate Communications Phone 81-3-3817-5085

Notice Concerning Stock Options Including the Amount to Be Paid for the Exercise of Stock Options

The amount to be paid for exercise of stock options based on the resolution by the Board of Directors Meeting held on June 24, 2003 has been determined today and the outline described as follows.

1. Issuing date of stock options: July 1, 2003
2. Type and number of shares to be used for stock options: 210,000 ordinary shares of the Company (one stock option is equivalent to 100 ordinary shares)
3. Number of stock options: 2,100 stock options
4. Amount to be paid for the exercise of stock options: For each Stock Option ¥252,000. (For each shares ¥2,520)
   The average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month during which the stock option is issued (with amounts of less than ¥1 rounded up to the nearest yen) is less than the closing price on the issuance date, the closing price on the issue date is determined to be the exercise price.
5. The total amount of ordinary shares to be issued or transferred by exercise of stock options: ¥529,200,000.
6. The amount to be incorporated into capital out of the issuance amount in the event of issuance of ordinary shares by exercising stock options: For each share ¥1,260.

(Note)

1. Date of resolution by the Board of Directors for proposing such agenda to the General Shareholders' Meeting: May 13, 2003
2. Date of resolution by the General Shareholders' Meeting: June 24, 2003

82 - 4015

NOTICE **June 27, 2002**

Listed Stock Name:	Eisai Co., Ltd.
Head Office Location:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
President and CEO:	Mr. Haruo Naito
Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice of Allotment of Stock Options

As per Article 280, Sections 20 and 21, of the Commercial Code and resolution by the General Meeting of Shareholders, the terms stock options ("Shinkabu Yoyaku Ken") to be issued have been determined by the Board of Directors Meeting held on June 27, 2002 as outlined below.

1. Overview of the Stock Option Plan
   (1) Type and number of shares to be used for stock options
   175,000 ordinary shares of the Company
   (2) Number of stock options
   1,750 stock options.
   In the event the total number of actual application comes short of the projected number of allotment stipulated above, the said total number of actual application shall be deemed the number of stock options in the aggregate.
   The number of shares constituting one stock option (hereafter "number of shares") shall be 100 shares. However, in the event the Company carries out a stock split or reverse stock split, the number of shares will be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment will be disregarded.

   Adjusted no. of shares = Pre-adjustment no. of shares x (Reverse) Stock split ratio

   In addition, in the event of a certain occurrence, such as a merger or spin-off, which necessitates the Company to adjust the number of shares, the number of shares shall be adjusted rationally in consideration of the conditions of such an event, i.e. the merger or spin-off.
   (3) Issuing price and issuance date of stock options
   The stock options shall be issued gratis. The date of issuance shall be July 1, 2002.
   (4) Amount to be paid for the exercise of stock options
   The exercise price shall be determined on July 1, 2002.
   The amount to be paid for the exercise of stock options will be the amount to be

paid per share of stock issued or transferred as a result of the exercise of the stock option (hereafter "exercise price") multiplied by the number of shares per one stock option.

The exercise price will be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month during which the stock option is issued (with amounts of less than ¥1 rounded up to the nearest yen). However, if this amount is less than the closing price on the issuance date (in the event no trades are concluded on that date, the immediately preceding day on which a trade is concluded), the closing price on the issue date shall be the exercise price.

(5) Adjustment of exercise price

In the event the Company carries out a stock split or reverse stock split, the exercise price will be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event the Company issues new shares or disburses treasury stock shares at an amount less than the market price (excluding the conversion of convertible bonds as per the Commercial Code prior to the "Partial Revision of the Commercial Code" (2001 Law No. 128) (hereafter the "Previous Commercial Code") and the exercise of subscription rights for new shares as per Article 280-19 of the Previous Commercial Code), the exercise price shall be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disbursed, "Number of new shares issued" and "Subscription price per share" shall be read as "Number of treasury stock shares disposed" and "Disposed price."

In addition, in the event of a certain occurrence such as a merger or spin-off which necessitates the Company to adjust the exercise price, the exercise price shall be adjusted rationally in consideration of the conditions of such an event.

(6) Exercise period for stock options

From July 1, 2002 until June 27, 2012

(7) Other conditions for the exercise of stock options

The partial exercise of stock options is not permitted.

(8) Cancellation of stock options

The Company may at any time acquire and cancel stock options that it acquires.

(9) Transfer restrictions on stock options
The transfer of stock options requires the approval of the Board of Directors.

(10) The total amount of ordinary shares to be issued or transferred by exercise of stock options
The amount thereof shall be determined on July 1, 2002.

(11) The amount to be incorporated into capital out of the issuance amount in the event of issuance of ordinary shares by exercising stock options
The amount thereof shall be determined on July 1, 2002.

(12) The number and breakdown of the counter party to be solicited for application
To be allotted to 4 Company Board Members and 37 employees, totaling 41.

2. Allotment of Stock Options

When stock options are to be allotted, The Company and the counter party, the Board Members and the employee to whom the stock options are being allotted, will enter into a "Contract for the Allotment of Stock Options" under the following terms and conditions which deemed reasonable for its purpose:

(1) Persons who receive a stock option allotment may exercise those options after they cease to be a Director or employee of the Company. In the event a person who has been allotted stock options dies, their legal heir may exercise the options. Both cases, however, will be regulated as per the conditions set forth in the Contract for the Allotment of Stock Options.

(2) Persons receiving an allotment of stock options may not assign nor pledge them to a third party, nor otherwise dispose of those stock options in any manner.

(3) It shall provide provisions regarding other conditions on the exercise of stock options and other matters.

(Note)

1. Date of resolution by the Board of Directors for proposing such agenda to the General Shareholders' Meeting: May 14, 2002
2. Date of resolution by the General Shareholders Meeting: June 27, 2002

NOTICE OF CONVOCATION OF THE 91ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

For the Fiscal Period Ended March 31, 2003

(This is a translation of the original notice and attachments in Japanese mailed on June 4, 2003, to shareholders in Japan.
Please note that it has been prepared solely for the convenience of our non-Japanese shareholders with voting rights and should not be used for any other purpose.
All the translation of the contents has been made under the responsibility of the Eisai Co., Ltd.)

EISAI CO., LTD.
TOKYO, JAPAN

June 4, 2003

Eisai Co., Ltd.
6-10, Koishikawa 4-chome,
Bunkyo-ku, Tokyo

Notice of Convocation of
the 91st Ordinary General Meeting of Shareholders

To Our Shareholders:

You are cordially invited to attend Eisai Co., Ltd.'s ("the Company") 91st Ordinary General Meeting of Shareholders, to be held as set forth below.

If you do not expect to attend the meeting, you may vote on the proposals to be presented using one of the following methods. Please refer to the attached materials, and exercise your voting rights.

(Voting by Mail)
Please complete the enclosed Voting Card, expressing your approval or disapproval of each of the proposals in the space provided, affix your seal or signature, and return the Voting Card.

(Voting via the Internet)
It is possible to exercise your voting rights via the Internet. Please read the "Caution Regarding Exercising of Voting Rights via the Internet" if exercising your voting rights via the Internet.

If you attend the meeting in person, please submit the enclosed Voting Card to the receptionist.

Sincerely yours,

Haruo Naito
Representative Director and President

Details

1. **Date and Time:**

   10:00 a.m. on Tuesday, June 24, 2003

2. **Place:**

   Eisai Head Office, 5th Floor Conference Hall

   6-10, Koishikawa 4-chome, Bunkyo-ku, Tokyo

3. **Business to Be Considered:**

   Reports

   Details of the balance sheet as of March 31, 2003, and the business report and the statement of income for the 91st fiscal period (from April 1, 2002 to March 31, 2003)

   Proposals to Be Voted Upon

   Proposal 1 Approval of the proposed appropriation of retained earnings for the 91st fiscal period

   Proposal 2 Acquisition of Treasury Stock

   A summary of this proposal is included on Page 29 of the enclosed "Reference Documents for the Exercise of Voting Rights."

   Proposal 3 Partial Amendment to the Articles of Incorporation

   A summary of this proposal is included on Pages 29-31 of the enclosed "Reference Documents for the Exercise of Voting Rights."

   Proposal 4 Election of seven (7) Directors

   Proposal 5 Issuing of Reservation Rights for New Shares as Stock Options

   A summary of this proposal is included on Pages 33-36 of the enclosed "Reference Documents for the Exercise of Voting Rights."

(Attachments)

BUSINESS REPORT FOR THE FISCAL PERIOD ENDED MARCH 31, 2003
(From April 1, 2002 to March 31, 2003)

1. OUTLINE OF BUSINESS

(1) Business Progress and Results

The Company's managerial policy is to be a global human health care (*hhc*) company capable of operating within diverse health care systems by providing products based on careful consideration of the health care needs of patients and their families.

Outline of Consolidated Operating Results

For the fiscal period ended March 31, 2003, the Company posted consolidated net sales of ¥466,613 million, a 8.1% increase from the previous fiscal period; operating income of ¥75,863 million (4.4% increase); ordinary income of ¥76,137 million (0.0% increase); and net income of ¥41,027 million (12.4% increase).

Sales were steady in Japan, and strong in other geographic regions, with domestic sales totaling ¥250,617 million (1.6% increase); sales to North America of ¥179,537 million (14.3% increase); sales to Europe of ¥27,318 million (29.8% increase); and sales to Asia and Others of ¥9,138 million (30.0% increase). By product, the Alzheimer's disease treatment *ARICEPT* recorded sales of ¥115,309 million (20.4% increase) and the ulcer treatment *PARIET* (U.S. brand name: *ACIPHEX*) recorded sales of ¥117,402 million (18.9% increase).

Operating income also grew on the back of lower sales costs and improved product mix, despite increased research and development (R&D) investment and sales costs. Ordinary income was on a par with the previous fiscal period, due to foreign exchange effects, but net income increased.

Outline of Non-Consolidated Operating Results

Non-consolidated results for the fiscal period under review included net sales of ¥289,603 million, a 5.3% increase from the previous fiscal period; operating income of ¥65,273 million (2.1% increase); ordinary income of ¥64,805 million (1.8% decrease); and net income of ¥34,174 million (10.9% increase). The improved profitability was the result of an increase in revenue from industrial property rights, including royalties (¥27,524 million, a ¥6,305 million increase) from increased overseas sales, and a lower sales cost ratio.

Sales in the pharmaceutical segment were ¥250,171 million (4.1% increase from the previous fiscal period).

Sales of prescription pharmaceuticals accounted for ¥229,378 million of this total (5.4% increase from the previous fiscal period), on strong sales of *ARICEPT*, *PARIET*,

and the peripheral neuropathy treatment *METHYCOBAL*, as well as contributions from growth in bulk exports of *ARICEPT* and *PARIET*.

Sales in the consumer health care products and other pharmaceuticals segment totaled ¥20,792 million (8.7% decrease from the previous fiscal period). The *CHOCOLA BB* drink group of products was expanded with the launch of *CHOCOLA FE CARE*, a quasi-drug, containing iron, extract of medicinal herbs, and vitamin B_2, but sales of the *SKAINAR* line, for the treatment of rhinitis, declined.

Sales in other business areas segment totaled ¥11,907 million (11.4% decrease from the previous fiscal period). Sales of pharmaceutical manufacturing equipment expanded, although the chemicals and food additives had some difficulties. The animal health products business was transferred in February 2003.

Research and Development

The Company is expanding and strengthening functions at the Eisai Research Institute of Boston, to become the second largest research facility after Tsukuba. The Company also has been continuing to pump its resource to improve the efficiency of genomics-based drug discovery, concluding collaborative agreements with cutting-edge companies.

In the United States, an additional indication was obtained in November 2002 for the use of *PARIET/ACIPHEX* to eradicate H. pylori. The drug has already been approved for this indication in Europe, and Phase III trials are under way in Japan. The Company is also filing for Japanese approval of amended Dosage and Administration prescribing information for maintenance therapy in gastroesophageal reflux disease (GERD).

The Company is in the process of filing for the approval of *ARICEPT* to treat vascular dementia in the United States and Europe. Preparations are under way for Phase II trials in Japan on this new indication.

Phase II trials have begun in Europe on the new chemical entity E2007, a selective AMPA receptor antagonist that is being developed for multiple sclerosis, Parkinson's disease, and other conditions. Phase II trials in Europe and the United States have begun on E7070, an anticancer agent with a novel mechanism of action that is being developed as monotherapy and combination therapy for the treatment of various cancers. The endotoxin antagonist E5564, under development for the treatment of septicemia, has also entered Phase II trials in the United States for the new indication of improved prognosis after coronary artery bypass graft (CABG) surgery.

In Japan, the Company is preparing to file for approval of T-614 for the treatment of chronic rheumatoid arthritis (RA) and *CLEACTOR* for the new indication of pulmonary embolism. Other Phase II trials are under way, including a study on KES524 for the treatment of obesity, which was licensed in from the U.S. firm Abbott

Laboratories Inc.

Manufacturing Activities

With the rapid growth of *ARICEPT* and *PARIET/ACIPHEX* around the world, the Company is strengthening its production operations to ensure the stable supply of high quality products in Japan and overseas.

In Japan, changes in PTP (press through packaging) sheets have been made to address environmental concerns over their disposal, and injections are now labeled to prevent medical errors. The Company is also working to improve appropriate product use and identification, through such measures as printing lot and expiry date information on pillow packaging.

Measures for Environmental Protection

The Company is actively implementing measures to protect the environment, including a green electric power system that conserves energy and reduces CO_2 emissions, the operation of a cool water thermal storage system at the Tsukuba Research Laboratories, and the conservation of raw materials through a green procurement policy. The Misato and Kashima plants, which had already obtained ISO14001 accreditation, have renewed this accreditation and improved their environmental management systems.

The Company has published a summary of its current environmental activities and policies in its *Environmental and Social Report 2002.*

Investment in Equipment and Facilities, and Financing

The Company's capital expenditures during the period under review were ¥17,449 million on a consolidated basis, which represented a decrease of ¥1,513 million from the previous fiscal period, and ¥11,560 million on a non-consolidated basis, a decrease of ¥2,096 million. Principal investments were for the expansion of production and research facilities in Japan and the United States. All of these investments were covered by the Company's own funds.

(2) Challenges Facing the Company

Despite the rapidly changing and increasingly complex operating environment, the Company has set a target of making the greatest contribution to patient health care in its medium- and long-term strategic management plan. The Company remains committed to a focus on its pharmaceutical business.

The main challenges facing the pharmaceutical business are the development of drugs that can treat previously incurable diseases and contribute to improved quality of life (QOL), the stable supply of high quality products, and the provision of accurate drug information. This business is working to increase shareholder value by

addressing these challenges.

Research and Development

The Company is mainly allocating resources for the fields of neurology, gastroenterology, and oncology in order to develop quality drugs in an efficient and rapid manner. As well as striving to improve R&D capabilities at the research facilities in Japan, Europe, and the United States through the use of cutting-edge expertise and technology, the Company is also working to expand its pipeline and is actively pursuing joint research projects, alliances, and licensing activities with research institutions and corporations in Japan and overseas.

The Company is also promoting efficient clinical research activities through the collaboration between the research functions in Japan, Europe, and the United States, with the aim of making new drugs available as quickly as possible for the benefit of patients.

Pharmaceutical Operations

In the rapidly growing market in the United States, the Company is actively investing in more medical representatives (MRs) and is expanding its production capabilities. The Company aims to improve profitability and make greater contributions to patient welfare, through stable drug supply and increased dissemination of information on appropriate drug usage.

Health care reforms and the prolonged slump in the Japanese economy are generating increasingly unfavorable market conditions, but the Company plans to make greater contributions to patients requiring drug treatment by expanding the sale of *ARICEPT*, *PARIET*, and other products. Structural reorganization is under way in such businesses as OTC (over the counter) and diagnostics, to enable a more flexible response to market changes, and the Company is positioning these areas as core businesses.

In Europe, the Company is developing its business with a focus on the policies being implemented to curb health care spending in each country and integrate the European market. The Company is also employing more MRs and implementing other measures to strengthen its operations across Asia, especially in China, which has the potential for significant market growth.

Maintaining and Improving Product Quality

The production facilities in Japan, the United States, and Asia manufacture to high standards in compliance with the quality control guidelines in each country, as well as the Company's independently developed global standards. The Company considers development of innovative drug labeling and formulations, as well as the provision of drug information, to be important aspects of drug quality because of the effect on

patient compliance, and is working to maintain and improve quality levels.

Global Environmental Conservation

The Company recognizes global environmental conservation as a key challenge to continue its business activities and is striving to reduce resource and energy usage, cut down on waste products, and promote companywide recycling efforts. The Company is also developing new production technologies and product designs to minimize the burden on the environment, with the aim of supplying environmentally friendly products.

Increased Corporate Governance

Since fiscal 2000, the Company has worked to improve corporate governance with an aim to enhance management transparency and accelerate decision making. The Company has continued to strengthen its system of corporate governance, through such measures as restructuring the Board of Directors, introducing a Corporate Officer system, and establishing a Corporate Governance Committee.

In the fiscal year under review, there were seven members of the Board of Directors, including three outside directors, and five auditors, including three external auditors. Moreover, 15 Corporate Officers have been assigned to the major divisions of the Company.

The Corporate Governance Committee is currently chaired by an outside director. The Committee debates Board Director appointments and remuneration, and offers its opinion to the Board of Directors.

The Company will continue making every effort to improve corporate governance.

Promotion of Compliance

The Company considers legal and ethical compliance to be of the utmost importance and crucial to the continued existence of the Company. In order to achieve this, the Company has established a charter of compliance activities and is working on a daily basis to ensure each Director and employee adheres to this charter.

The Company produced a handbook in each country outlining Company policy on routine business activities. The contents of the handbook are updated every year. The Company also runs regular training seminars for Board Directors and employees, and promotes active employee use of internal and external consultation services aimed at continued promotion of the compliance.

We ask for the continued understanding and support of our shareholders as we continue to pursue the goals outlined above.

(3) Business Results and Assets

(a) Consolidated Results

	Millions of yen, except per share data			
Years ended March 31	88th Fiscal Period 1999	89th Fiscal Period 2000	90th Fiscal Period 2001	91st Fiscal Period 2002
Net sales	¥302,470	¥361,712	¥431,673	¥466,613
Operating income	¥37,132	¥58,967	¥72,685	¥75,863
Ordinary income	¥36,858	¥63,241	¥76,118	¥76,137
Net income	¥11,275	¥23,322	¥36,512	¥41,027
Net income per share (yen)	¥38.04	¥78.68	¥123.50	¥141.16
Total assets	¥485,673	¥549,444	¥557,609	¥591,721
Net assets	¥329,385	¥345,895	¥362,061	¥388,247

Notes:
1. Net income per share is calculated based on the average number of issued shares outstanding during the period.
2. The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Net income per share, calculated based on the traditional standards applied in the previous periods, is ¥141.39.

(b) Non-Consolidated Results

	Millions of yen, except per share data			
Years ended March 31	88th Fiscal Period 1999	89th Fiscal Period 2000	90th Fiscal Period 2001	91st Fiscal Period 2002
Net sales	¥230,597	¥258,615	¥275,032	¥289,603
Operating income	¥38,740	¥58,395	¥63,904	¥65,273
Ordinary income	¥38,431	¥61,557	¥66,026	¥64,805
Net income	¥12,045	¥18,187	¥30,821	¥34,174
Net income per share (yen)	¥40.63	¥61.35	¥104.25	¥117.57
Total assets	¥438,281	¥462,594	¥446,988	¥482,913
Net assets	¥334,962	¥347,778	¥355,195	¥377,475

Notes:
1. Net income per share is calculated based on the average number of issued shares outstanding during the period. From the previous period, the average number of issued shares outstanding during the term is calculated exclusive of treasury stock.
2. The Company applied the Accounting Standard on the Net Income per Share (Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Net income per share, calculated based on the traditional standards applied in the previous periods, is ¥117.78.

(4) Sales by Product Category

(a) Consolidated Results

Category/ Region	90th Fiscal Period 2001		91st Fiscal Period 2002	
	Millions of yen	Percentage of total	Millions of yen	Percentage of total
Pharmaceuticals				
Japan	¥225,109	52.2%	¥228,011	48.9%
North America	153,663	35.6	178,381	38.2
Europe	19,628	4.5	26,132	5.6
Asia & Other	7,032	1.6	9,138	2.0
Subtotal	405,433	93.9	441,663	94.7
Other business areas				
Japan	21,460	5.0	22,606	4.8
Overseas	4,780	1.1	2,343	0.5
Subtotal	26,240	6.1	24,949	5.3
Total	¥431,673	100.0%	¥466,613	100.0%

Note: Amounts shown are sales to external customers.

(b) Non-Consolidated Results

Category/ Region	90th Fiscal Period 2001		91st Fiscal Period 2002	
	Millions of yen	Percentage of total	Millions of yen	Percentage of total
Pharmaceuticals				
Prescription pharmaceuticals	¥217,595	79.1%	¥229,378	79.2%
Consumer health care products and other pharmaceuticals	22,776	8.3	20,792	7.2
Subtotal	240,371	87.4	250,171	86.4
Other business areas	13,441	4.9	11,907	4.1
Revenue from industrial property rights	21,219	7.7	27,524	9.5
Total	¥275,032	100.0%	¥289,603	100.0%

2. COMPANY OUTLINE (As of March 31, 2003)

(1) Main Business Activities

Manufacture, sale, import and export of pharmaceuticals, quasi-drugs, cosmetics, food additives, pharmaceutical manufacturing equipment, etc.

(2) Main Offices, Plants, and Laboratories

Head Office:	6-10, Koishikawa 4-chome, Bunkyo-ku, Tokyo
Support Centers:	Hokkaido (Sapporo), Tohoku (Sendai), Tokyo, Tokai (Nagoya), Kansai-Hokuriku (Osaka), Chu-Shikoku (Hiroshima), Kyushu (Dazaifu)
Plants:	Misato Plant (Saitama Prefecture), Kawashima Plant (Gifu Prefecture), Kashima Business Office (Ibaraki Prefecture)
Laboratories:	Tsukuba Research Laboratories (Ibaraki Prefecture), Tokyo Laboratory, Kawashima Industrial Park (Gifu Prefecture)

Note: In addition to the above, Communication Offices are located in major cities throughout Japan.

(3) Main Overseas Centers

Sales:	New Jersey (USA); London (UK); Frankfurt (Germany); Paris (France); Jiangsu (China); Seoul (Korea)
Manufacturing:	North Carolina (USA); Jiangsu (China)
Research:	Massachusetts (USA); London (UK)

Note: The locations listed above are those of principal subsidiaries.

(4) Share Information

(a) Total number of shares authorized to be issued by the Company: 700,000,000

(b) Total number of shares issued: 296,566,949

Note: The increase in the number of shares due to the conversion of convertible bonds during the 91st fiscal period was 112,804 shares.

(c) Number of shareholders: 30,477

(5) Acquisition, Disposition, and Possession of Treasury Stock

(a) Shares held as of end of previous fiscal year
Number of ordinary shares: 4,732,269

(b) Acquisition of shares
Acquisition of shares based on the resolution under Article 210 of the Commercial Code
Number of ordinary shares: 3,000,000
Total acquisition value: ¥9,225,305 thousand

Acquisitions through the repurchase of odd-lot shares

Number of ordinary shares: 96,293
Total acquisition value: ¥272,417 thousand

(c) Disposition of shares
Disposition of shares due to the conversion of convertible bonds
Number of ordinary shares: 3,052,167
Total disposition value: ¥5,275,975 thousand

(d) Shares held as of end of fiscal year
Number of ordinary shares: 4,776,395

(6) Principal Shareholders

			Investment in Principal Shareholders by the Company	
	Number of shares held (thousands)	Voting rights percentage (%)	Number of shares held (thousands)	Voting rights percentage (%)
The Master Trust Bank of Japan, Ltd. (trust account)	15,017	5.16	-	-
Saitama Resona Bank, Ltd.	14,353	4.93	-	-
Mizuho Corporate Bank, Ltd.	14,203	4.88	-	-
Nippon Life Insurance Co.	13,520	4.64	-	-
Japan Trustee Service Trust Bank, Ltd. (trust account)	12,405	4.26	-	-
The Chase Manhattan Bank N.A. London S.L. Omnibus Account	11,009	3.78	-	-
Morgan Stanley & Co., Int'l Ltd.	6,771	2.33	-	-
Eisai Employee Shareholding Association	6,378	2.19	-	-
Sumitomo Mutual Life Insurance Co.	5,913	2.03	-	-
State Street Bank & Trust Co.	5,337	1.83	-	-

Notes: 1. The Asahi Bank, Ltd., which merged with Daiwa Bank Holdings, separated into Resona Bank, Ltd., and Saitama Resona Bank, Ltd., on March 1, 2003. The Company owns 7,230 thousand shares (0.11% voting rights) of Resona Holdings, Inc., the parent company of Saitama Resona Bank, Ltd. In addition, the Company contributed 17,000 thousand shares (0.26% voting rights) of Resona Holdings, Inc., as trust assets to the trust account for retirement allowances, and in accordance with the provisions of the trust agreement, reserves the right of order for the exercise of voting rights.

2. The Company owns 4,240 ordinary shares (0.05% voting rights) of Mizuho Financial Group, Inc., which is the parent company of Mizuho Corporate Bank, Ltd. In addition, the Company contributed 7,000 shares (0.07% voting rights) as trust assets to the trust account for retirement allowances, and in accordance with the provisions of the trust agreement, reserves the right of order for the exercise of voting rights.

(7) Employees

Number of employees	Change from previous fiscal year	Average age	Average years of service
3,894	(17)	42.3	20.0

(8) Business Consolidation

(a) Major subsidiaries

	Location	Capital (millions)	Percentage of voting rights held (%)	Major business lines
Sanko Junyaku Co., Ltd.	Chiyoda-ku, Tokyo	¥5,262	50.87	Manufacture and sale of diagnostic pharmaceuticals
Sannova Co., Ltd.	Ojima, Gunma Pref.	¥926	79.98	Manufacture and sale of pharmaceuticals
Eisai Corporation of North America	New Jersey, USA	US$179.1	100.00	U.S. holding company
Eisai Inc.	New Jersey, USA	US$83.6	100.00 (100.00)	Manufacture and sale of pharmaceuticals
Eisai Research Institute of Boston, Inc.	Massachusetts, USA	US$65.3	100.00 (100.00)	Basic pharmaceutical research, production research and manufacturing of clinical research use bulk pharmaceuticals
Eisai Ltd.	London, UK	GBP15.5	100.00	Clinical research and sale of pharmaceuticals
Eisai London Research Laboratories, Ltd.	London, UK	GBP12	100.00	Basic pharmaceutical research
Eisai GmbH	Frankfurt, Germany	EUR7.6	100.00	Sale of pharmaceuticals
Eisai S.A.S.	Paris, France	EUR19.5	100.00	Sale of pharmaceuticals
Eisai China Inc.	Jiangsu, China	Y139.2	100.00 (100.00)	Manufacture and sale of pharmaceuticals
Eisai Korea Inc.	Seoul, Korea	W3,512	100.00	Sale of pharmaceuticals

Notes: 1. Numbers in parentheses indicate percentage of voting rights indirectly held.
2. Eisai S.A. changed its corporate form from Eisai S.A. (corporation) to Eisai S.A.S. (limited liability corporation) in September 2002.
3. Eisai (Suzhou) Pharmaceutical Co., Ltd., changed its name to Eisai China Inc. in July 2002.

(b) Results of business consolidation

The Company has 33 consolidated subsidiaries, including the major subsidiaries listed above (of which one is consolidated based on the standard of effective control), and three affiliates for which the equity method is applied. Compared with the previous term, there was a net decrease of three consolidated subsidiaries (2 added and 5 removed).

Consolidated results for the period were as follows:

Net sales:	¥466,613 million	(8.1% increase from the previous year)
Operating income:	¥75,863 million	(4.4% increase)
Ordinary income:	¥76,137 million	(0.0% increase)
Net income:	¥41,027 million	(12.4% increase)

(c) Major Alliances

The Company has concluded an alliance with Pfizer Inc. in the United States with respect to development and sales strategy in the field of Alzheimer's dementia, and with Janssen Pharmaceutica N.V., a pharmaceutical subsidiary of Johnson & Johnson in the United States, for international sales of a proton pump inhibitor.

(9) Directors and Corporate Auditors

Position	Name	Primary area of responsibility
Chairman and Representative Director	Yuji Naito	
President and Representative Director	Haruo Naito	
Representative Director	Hiromasa Nakai	Deputy President
Director	Hideaki Matsui	Executive Vice President, Corporate Planning and Management Affairs
Director	Shigehiko Yoshino	Counselor of Saitama Resona Bank, Ltd.
Director	Stuart Meiklejohn	Attorney at Law, admitted in State of New York
Director	Mitsuaki Shimaguchi	Professor, Graduate School of Business Administration, Keio University
Standing Corporate Auditor	Nobuo Eda	
Standing Corporate Auditor	Yukio Akimoto	
Standing Corporate Auditor	Teruo Osawa	
Corporate Auditor	Mitsuo Minami	Certified Public Accountant
Corporate Auditor	Katsuro Tanaka	Counselor-at-law

Notes:

1. Directors Stuart Meiklejohn and Mitsuaki Shimaguchi were newly elected and appointed as directors at the 90th Ordinary General Meeting of Shareholders held on June 27, 2002.
2. Aishin Shinoda, Yoji Takaoka, Yasuhiro Mita, and Ichiro Kataoka retired as directors effective June 27, 2002.
3. Corporate officers, in addition to those who also hold the post of director, are as follows:

Yoji Takaoka	Senior Vice President, Regulatory Affairs and Medical Information
Yasuhiro Mita	Senior Vice President, Production and Logistics
Hiroshi Yamauchi	Senior Vice President, Research and Development
Matsuo Ohara	Senior Vice President, Prescription Drug Division
Jiro Hasegawa	Vice President, Clinical Research, Deputy Director of Research and Development
Kenji Toda	Vice President, Product Quality and GMP Compliance
Makoto Shiina	Vice President, Corporate Business Development
Masao Jimbo	Vice President, Finance, Information Systems, and Japan

	Network Companies
Kozaburo Inoue	Vice President, Prescription Drug Division and Director of Tokyo Area
Hideaki Hayano	Vice President, Consumer Health Product Division
Shintaro Kataoka	Vice President, Production and Logistics, and General Manager of Kawashima Industrial Complex
Nobuo Deguchi	Vice President, Corporate Ethics, Public Relations and Legal Affairs
Hiroyuki Mitsui	Vice President, Corporate Communications, Environmental and General Affairs

4. The responsibilities of the following corporate officers were changed as of April 1, 2003:

Yasuhiro Mita	Production and Logistics Reform
Hiroshi Yamauchi	Research and Development
Jiro Hasegawa	Global Clinical Research
Makoto Shiina	International Business and Corporate Business Development
Masao Jimbo	Finance, Information Systems, and Japan Network Companies
Kozaburo Inoue	Deputy Director of Prescription Drug Division
Shintaro Kataoka	Production and Logistics

5. Directors Shigehiko Yoshino, Stuart Meiklejohn, and Mitsuaki Shimaguchi are outside directors as stipulated in Article 188, Section 2, Item 7(2) of the Commercial Code.
6. Corporate auditors Nobuo Eda, Mitsuo Minami, and Katsuro Tanaka are external corporate auditors as per Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc., of Corporations (Kabushiki-Kaisha).

(10) Status of Reservation Rights for New Shares with Preferential Conditions Issued to Persons Other than Shareholders

(a) Number of reservation rights for new shares (stock options) issued

1,750 stock options (1 option is for 100 shares)

(b) Number and type of shares to be used for stock options

175,000 ordinary shares of the Company

(c) Issuing price of stock options

Gratis

(d) Amount to be paid per share for the exercise of stock options

¥3,165 per share

(e) Exercise period for stock options

From July 1, 2002, until June 27, 2012

(f) Conditions for the exercise of stock options

a. The partial exercise of one stock option is not permitted.
b. The transfer of stock options requires the approval of the Board of Directors.
c. Other conditions are as stipulated as per the "Contract for the Allotment of Stock Options."

(g) Reasons and conditions for the cancellation of stock options

The Company may acquire and cancel stock options gratis at any time.

(h) Details of preferential conditions

Reservation rights for new shares have been issued gratis, as stock options, to the Company's employees and directors.

(i) Names of persons receiving stock options and number of options allotted

Directors

Name	Number of Options
Yuji Naito	160
Haruo Naito	160
Hiromasa Nakai	90
Hideaki Matsui	60

Employees

Name	Number of Options
Yoji Takaoka	50
Yasuhiro Mita	50
Hiroshi Yamauchi	50
Matsuo Ohara	50
Jiro Hasegawa	40
Kenji Toda	40
Makoto Shiina	40

Name	Number of Options
Masao Jimbo	40
Kozaburo Inoue	40
Hideaki Hayano	40
Shintaro Kataoka	40
Nobuo Deguchi	40
Hiroyuki Mitsui	40

Note: Directors and corporate officers are listed above.

Note: Monetary amounts and numbers of shares shown in this Business Report disregard fractions of less than one unit of the indicated denomination.

NON-CONSOLIDATED BALANCE SHEET
March 31, 2003

	Millions of yen		Millions of yen
Current assets:		**Current liabilities:**	
Cash and time deposits	¥57,497	Notes payable—trade	¥ 820
Notes receivable—trade	10,677	Accounts payable—trade	7,197
Accounts receivable—trade	93,814	Accounts payable—other	17,001
Short-term investments	30,681	Accrued expenses	11,093
Finished goods and merchandise	14,224	Accrued income taxes	18,168
		Consumption tax payable	919
Semi-finished goods and work-in-process	6,936	Deposits reserved	5,077
		Reserve for sales rebates	793
Raw materials and supplies	4,647	Other reserves	782
Deferred tax assets	11,059	Other current liabilities	67
Short-term loans	7,628		
Other current assets	6,070		
Allowance for doubtful accounts receivable	(12)		
Total current assets	243,226	Total current liabilities	61,923
Fixed assets:		**Long-term liabilities:**	
Property, plant and equipment:		Liability for retirement benefits	41,894
Buildings	36,882	Retirement allowances for directors	1,620
Structures	2,038		
Machinery and equipment	14,073	Total long-term liabilities	43,514
Vehicles	39		
Tools, furniture and fixtures	6,041		
Land	10,758		
Construction in progress	2,768	**Total liabilities**	105,438
Total property, plant and equipment	72,601	**Shareholders' equity:**	
Intangible assets:		**Common stock**	44,985
Software	11,833	**Capital surplus**	55,222
Patents, telephone rights and others	370		
Total intangible assets	12,203	**Retained earnings:**	
Investments and other assets:		Legal reserve	7,899
Investment in securities	61,972	Retained earnings for reduction of asset costs	123
Investment in subsidiaries	46,058	General reserve	250,880
Long-term loans receivable	2,457	Unappropriated retained earnings for the period	31,665
Insurance reserves	23,171	Total retained earnings	290,569
Long-term prepaid expenses	1,672		
Deferred tax assets	18,609	**Net unrealized gains on securities**	1,249
Other investments	6,357	**Treasury stock**	(14,551)
Allowance for doubtful accounts receivable	(5,416)		
Total investments and other assets	154,882	**Total shareholders' equity**	377,475
Total fixed assets	239,687		
Total assets	¥482,913	**Total liabilities and Shareholders' equity**	¥482,913

NON-CONSOLIDATED STATEMENT OF INCOME
Period ended March 31, 2003

	Millions of yen
Operating revenue:	
Net sales	¥289,603
Operating expenses:	
Cost of sales	85,530
Reversal of reserve for sales returns	107
Research and development expenses	57,625
Selling, general and administrative expenses	81,065
Total operating expenses	224,329
Operating income	65,273
Non-operating income:	
Interest and dividend income	1,094
Other non-operating income	1,056
Total non-operating income	2,150
Non-operating expenses:	
Interest expense	42
Other non-operating expenses	2,575
Total non-operating expenses	2,618
Ordinary income	64,805
Extraordinary income:	
Gain on sales of property, plant and equipment	1
Gain on sales of securities	36
Reversal of allowance for doubtful accounts receivable	20
Gain on sales of businesses	495
Total extraordinary income	553
Extraordinary loss:	
Loss on disposal of fixed assets	748
Provision for allowance for doubtful receivables	41
Loss on impairment of securities	4,209
Losses on vitamin E litigation settlements	1,090
Other	421
Total extraordinary loss	6,511
Income before income taxes	58,847
Income taxes—current	29,708
Income taxes—deferred	(5,034)
Total income taxes	24,673
Net income	34,174
Retained earnings brought forward	6,135
Interim dividends paid	4,620
Loss on treasury stock	4,023
Unappropriated retained earnings for the period	¥31,665

MAJOR ACCOUNTING POLICIES

1. Marketable and Investment Securities

(1) Held-to-Maturity Securities
Held-to-maturity securities are stated at amortized cost.
(2) Investment Securities in Subsidiaries and Associated Companies
Investment securities in subsidiaries and associated companies are stated at cost determined by the moving average method.
(3) Available-for-Sale Securities
Marketable securities: Stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined by the moving average method.
Non-marketable securities: Stated at cost determined by the moving average method.

2. Derivatives
Derivatives are stated at fair value.

3. Inventories
Merchandise, finished goods, semi-finished goods, work-in-process, raw materials, and supplies are stated at cost determined by the average method.

4. Depreciation of Fixed Assets
(1) Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the assets. The ranges of useful lives of assets are noted below:

Buildings	15 to 65 years
Machinery & Equipment	6 to 7 years

(2) Intangible Assets
Intangible assets are carried at cost less accumulated amortization, which is computed by the straight-line method. Amortization for software utilized internally is computed by the straight-line method over useful lives of five years.

5. Deferred Charges
Stock issuance costs are charged to income as incurred.

6. Accounting Standards for Reserves
(1) Allowance for Doubtful Accounts Receivable
The allowance for doubtful accounts receivable is stated at amounts considered to be appropriate based on the Company's past credit loss experience and on an evaluation of potential losses in the accounts outstanding.
(2) Reserve for Sales Rebates
The reserve for sales returns is stated at an amount determined by multiplying the inventories of distributors at the end of the period by the last rebate ratio, in order to provide for expenditure of sales rebates which are expected to be incurred after the end of the period.
(3) Other Reserves
(a) Reserve for returns of goods sold
The reserve for returns of goods sold is provided at an amount sufficient to cover possible losses on sales returns. It is determined based on the account receivable

balance, the average return ratio of the current and the previous periods, and the current profit ratio.

(b) Reserve for write-off of goods returned

The reserve for write-off of goods returned is provided at an amount sufficient to cover possible losses on write-off of goods returned. It is stated at an amount calculated by the average of returns of goods sold and the write-off ratio of goods returned over two fiscal year periods.

(4) Retirement Benefits

The Company accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date. The transitional obligation in the amount of ¥32,357 million determined as of April 1, 2000, was offset by the contribution of certain available-for-sale securities, with a fair value of ¥15,128 million, to the employee retirement benefit trusts for the Company's pension plans. The remaining unfunded balance of ¥17,229 million is being amortized over five years and charged to income and presented as operating expenses in the statements of income. The unrecognized prior service cost is being amortized over five years and charged to income as a reduction of operating expense in the statements of income.

The change in projected benefit obligation from actuarial calculation is being amortized over five years from the preceding fiscal year.

(5) Retirement Alowance for Directors

The reserve for severance benefits for directors and corporate auditors is provided at an amount required in accordance with internal regulations as if all directors and corporate auditors were to retire at the balance sheet date. The reserve for retirement allowances for board of directors and corporate auditors is stipulated in the provision of Article 287-2 of the Commercial Code.

7. Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as an operating lease.

8. Hedge Accounting

(1) Methods of Hedge Accounting

Gains or losses on or the changes in the measurement of the hedging instruments that are measured at fair value are deferred as an asset or liability until the gains and losses on the hedged items are recognized.

(2) Hedge Procedures and Hedge Targets

(a) Hedge procedures: foreign currency forward contracts

(b) Hedge targets: accounts receivable and accounts payable denominated in foreign currencies

(3) Hedge Methods

Foreign currency forward contracts are executed in order to hedge foreign currency exchange risk (cash flow) associated with certain assets and liabilities denominated in foreign currencies within the ordinary course of business in accordance with internal policies.

(4) Method of Evaluating the Effectiveness of Hedges

Foreign currency forward contracts were made with the same currency, amount, and duration which are assigned to associated assets or liabilities and are assured to hedge the currency fluctuation risks and are evaluated at the time of the end of the interim period.

9. Consumption Taxes
Income and expenses are recorded net of consumption taxes.

CHANGES IN ACCOUNTING POLICIES

1. The Company applied the Accounting Standard for Treasury Stock and Reversal of Statutory Reserves (Accounting Standard number 1 issued by Accounting Standard Board of Japan) to the statement from this period. Consequently, loss on treasury stock of ¥4,023 million in the statement of income was deducted from unappropriated retained earnings. The shareholders' equity section in the consolidated balance sheet for this period was prepared in accordance with the enforcement regulations of Commercial Act enforced in April 1, 2002.

2. The Company applied the Accounting Standard on the Net Income per Share (Accounting Standard number 2 issued by Accounting Standard Board of Japan) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Accounting Standard number 4 issued by Accounting Standard Board of Japan) to the statement from this period. The effects of this application are presented in ASSETS, EARNINGS PER SHARE.

NOTES TO THE BALANCE SHEET

1. The amounts are described with fractions less than ¥1 million being omitted.

2. Credits and debts to subsidiaries:

Short-term receivables:	¥23,956 million
Long-term receivables:	¥2,400 million
Short-term debts:	¥7,297 million

3. Material balances denominated in foreign currencies:

Accounts receivable—trade:		
	U.S. dollars 111,546 thousand	(¥13,346 million)
	Euro 17,504 thousand	(¥2,272 million)
Investments in subsidiaries:		
	U.S. dollars 183,160 thousand	(¥21,629 million)
	Euro 51,036 thousand	(¥7,000 million)
	Pounds sterling 27,648 thousand	(¥6,024 million)
	Singapore dollars 26,400 thousand	(¥2,137 million)
	Taiwanese yuan 270,000 thousand	(¥1,136 million)
Accrued expenses:		
	U.S. dollars 11,234 thousand	(¥1,350 million)

4. Accumulated depreciation amount of property, plant and equipment:
¥136,267 million

5. Fixed assets recorded in the balance sheet do not include lease contracts of fixed assets such as electronic computational devices (computers).

6. Outstanding guaranty obligation: ¥189 million

7. Reservation rights

(1) New Stock Issuance for Stock Option as stipulated by the previous Commercial Law 280-19

Date of resolution at the shareholders' meeting:

	June 29, 2000	June 28, 2001
Type of shares to be issued:	common stock	common stock
Value of new shares:	¥438 million	¥480 million
Issue price (exercise price):	¥3,090	¥2,668

(2) New Stock Issuance for Stock Option as stipulated by the current Commercial Law 280-20 and 280-21

Date of resolution at the shareholders' meeting: June 27, 2002

Type of shares to be issued: common stock

Number of stock options: 1,750 stock options (1 option is for 100 shares)

Issue price (exercise price): ¥3,165

8. Net income per share: ¥117.57

9. Restrictions on dividends

Net asset obtained by calculation of asset which is provided in Sub-paragraph 6 in Paragraph 1 of Article 290 of Commercial Law with fair value was ¥1,249 million.

NOTES TO THE STATEMENT OF INCOME

1. The amounts are described with fractions less than ¥1 million being omitted.

2. Transactions with subsidiaries:

Sales:	¥60,041 million
Purchases:	¥37,669 million
Non-operating transactions:	¥4,531 million

NOTES RELATED TO INCOME TAX

1. Details of principal deferred tax assets and liabilities are noted below:

(1) Deferred tax assets (Current assets)

	Millions of yen
Deferred tax assets:	
Clinical research expenses	¥5,217
Accrued bonuses	¥2,223
Accrued enterprise tax	¥1,826
Other	¥1,792
Total deferred tax assets	¥11,059

(2) Deferred tax assets (Fixed assets)

Deferred tax assets:	
Liability for retirement benefits	¥14,590
Impairments of investments in subsidiaries	¥3,197
Deferred assets	¥1,226

Depreciation	¥1,165
Other	¥3,419
Total deferred tax assets	¥23,599
Less valuation allowance	(¥4,036)
Deferred tax assets total	¥19,563
Deferred tax liabilities:	
Net unrealized gain (loss) on securities	(¥868)
Retained earnings for reduction of fixed assets costs	(¥86)
Deferred tax liabilities total	(¥954)
Net deferred tax assets	¥18,609

2. Since the effective income tax rates of the Company differed from the statutory tax rate by less than 5%, disclosure of details is omitted.

3. Change of tax rate

The corporate enterprise tax rate will be changed from April 1, 2004, under the revision of Sub-paragraph 9 of the Local Tax Law on March 31, 2003.

In accordance with this change, the legal effective tax rate, obtained from deferred tax assets and liabilities related to the temporary deference amount, which is expected to be dissolved after April 1, 2004, was changed from 41.6% to 41.0%.

By this tax rate change, deferred tax assets (the amount after the deferred tax liabilities deduction) in the balance sheet decreased by ¥272 million, net unrealized gain (loss) on securities increased by ¥12 million, and income tax deferred in the statement of the income increased by ¥285 million.

ASSETS, EARNINGS PER SHARE

1. Equity value per share	¥1,293.44
2. Earnings per share	¥117.57
3. Fully diluted earnings per share	¥116.47

Notes:

(1) The basis of the report of net earnings per share and fully diluted earnings per share is as follows:

(a) Net earnings per share:

Net income	¥34,174 million
Amount not attributed to common shares	¥61 million
(Bonuses to directors through appropriation of earnings)	(¥61 million)
Net income on common shares	¥34,113 million
Average number of common shares outstanding	290,163 thousand

(b) Fully diluted earnings per share:

Adjusted net income	¥11 million
(Interest expenses [after tax])	(¥9 million)
(Others [after tax])	(¥2 million)
Increased number of common shares	2,819 thousand
(Convertible bond)	(2,805 thousand)
(Warrants)	(14 thousand)

(c) Diluted securities with no dilutive effects, which were not included in fully diluted net earnings per share:

Type of dilutive securities:	new share subscription rights
Number of dilutive securities:	175 thousand

(2) The Company applied the Accounting Standard on the Net Income per Share

(Corporate Accounting Standard, Sub-paragraph 2) and the Application Guidance of Accounting Standard on Net Income per Share (Application Guidance of Corporate Accounting Standard, Sub-paragraph 4) to the statement from this period. Assets and earnings per share for this period based on the traditional method are as follows:

Equity value per share	¥1,293.65
Earnings per share	¥117.78
Fully diluted earnings per share	¥116.68

NOTES RELATED TO EMPLOYEES' RETIREMENT BENEFITS

1. Outline of pension plan system

The Company participates in a defined benefit Japanese government welfare pension plan composed of a substantial portion of Japanese pension insurance and a corporate portion of a defined benefit plan.
In some cases, the Company pays an augmented retirement allowance.

2. Liability (asset) for employees' retirement benefits

	(Millions of yen)
Projected benefit obligation	¥(151,464)
Fair value of plan assets	62,081
Net unfunded liability	(89,382)
Unrecognized transitional obligation	6,891
Unrecognized actuarial loss	49,903
Unrecognized prior service cost (Note 2)	(9,307)
Net liability	¥(41,894)

Notes:
(1) Includes amounts specified by government regulations
(2) Reflects the change in retirement allowance guarantee period of the welfare retirement component

3. Components of the net periodic benefit costs

	(Millions of yen)
Service cost	¥4,608
Interest costs	4,224
Expected return on plan assets	(2,494)
Amortization of transitional obligation	3,445
Recognized actuarial loss	8,428
Amortization of prior service cost	(3,540)
Net periodic benefit costs	¥14,672

Note: Amounts reflected for employees covered by the Japanese Welfare Pension Law

4. Pension benefit assumptions

Method of calculation of projected benefit obligations:
Straight-line method over the average years of service

Discount rate:	2.5%
Expected rate of return on plan assets:	3.5%
Amortization period of prior service cost:	5 years, straight-line method
Recognition period of actuarial gain/loss:	5 years, straight-line method
Amortization period of transitional obligation:	

5 years, straight-line method

5. Reconciliation between liability for employees' retirement benefit and the plan assets related to the employees' retirement benefit.

Notes provided in 4. (5) of "Taxation Treatment Concerning Accounting for Employees' Retirement Benefit Accounting" (Opinion Inquiry) (Japanese Institute of Certified Public Accountants, March 16, 2000) are as follows:

(Millions of yen)

	Retirement lump-sum grants	Employees' pension fund	Total
Liability for employees' retirement benefit (before deduction of plan assets)	¥(33,658)	¥(9,972)	¥(43,631)
Plan assets related to employees' retirement benefit trust	-	1,736	1,736
Liability for employees' retirement benefit (net amount)	¥(33,658)	¥(8,235)	¥(41,894)

PROPOSED APPROPRIATION OF RETAINED EARNINGS

Item	Amount
Unappropriated retained earnings	¥31,665,620,001
Disposition of voluntary reserves:	
Reserve for the reduction of assets cost	810,369
Total	31,666,430,370
The above amount shall be appropriated as follows:	
Dividends (¥16.00 per share)	4,668,648,864
Bonuses to directors	61,100,000
Provision for voluntary reserves:	
Reserve for the reduction of fixed assets	1,271,343
General reserves	20,000,000,000
Retained earnings carried forward	¥ 6,935,410,163

Notes:

1. Treasury stocks of 4,776,395 shares are excluded from dividends.
2. Interim dividends of ¥4,620,700,768 (¥16.00 per share) were declared on December 6, 2002.

Copy of the Independent Auditors' Report

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

May 6, 2003

To the Board of Directors of Eisai Co., Ltd.:

Tohmatsu & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Kazuo Ishibashi

Engagement Partner,
Certified Public Accountant:
Satoshi Fujiwara

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Eisai Co., Ltd. for the 91st fiscal year from April 1, 2002 to March 31,2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

(TRANSLATION)

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
As discussed in the notes regarding changes in accounting policies, the Company changed its method of accounting for treasury stock and the reversal of statutory reserves as of April 1, 2002. These changes were made as per the "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves" (Accounting Standard number 1 issued by Accounting Standard Board of Japan), and are deemed appropriate,

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Certified Copy of the Audit Report of Board of Corporate Auditors' Meeting

AUDIT REPORT OF THE CORPORATE AUDITORS

May 12, 2003

The Board of Corporate Auditors has received a report from each corporate auditor on the audit method and results regarding the performance of duties by the directors in the 91st fiscal period running from April 1, 2002 through March 31, 2003, and, upon consultation, has prepared this audit report with the following particulars to report.

1. Outline of the Audit Method of the Corporate Auditors

Subject to the auditing policies, etc., determined at the Board of Corporate Auditors, each corporate auditor has attended the board of directors' meetings and other relevant meetings, listened to the business report by directors and employees, inspected the relevant closing reports, etc., conducted examination of the state of business and property of the main office and the principal places of business, requested provision of business reports from subsidiaries as necessary. Each corporate auditor also reviewed the audit reports from auditing corporations periodically and considered the accounting documents and schedules.

Furthermore, in addition to the audit method above, the Board of Corporate Auditors has requested the report by directors as necessary and conducted a detailed examination of the state of any competitive transactions of directors, any transactions between the Directors and the Company involving a conflict of interest, the gratuitous provision of profits by the Company and any other transactions not customary between the Company and subsidiary or a shareholder, and any acquisition and disposition, etc., of treasury stock.

2. Audit Results

(1) The method and results of the audit by Tohmatsu & Co. are recognized as proper.
(2) The business report is recognized as describing the state of the Company accurately in accordance with the laws and ordinances and the Articles of Incorporation.
(3) The agenda relating to the disposition of profit contains no particulars to be pointed out in light of the state of the Company property and others.
(4) The attached schedule contains no particulars to be pointed out, as they describe the requisite matters accurately.
(5) No illegal acts or significant facts in breach of the laws and ordinances or the Articles of Incorporation in relation to the performance of duties by the directors are ascertainable.

In addition, we confirm there is no breach of duties by the directors regarding any competitive transactions of directors, any transactions between the Directors and the Company involving a conflict of interest, the gratuitous provision of profits by the Company, and any other transactions not customary in nature between the Company and a subsidiary or a shareholder, and any acquisition and disposition, etc., of treasury stock.

Eisai Co., Ltd.
Board of Corporate Auditors

Standing Corporate Auditor: Nobuo Eda (Seal)
Standing Corporate Auditor: Yukio Akimoto (Seal)
Standing Corporate Auditor: Teruo Osawa (Seal)
Corporate Auditor: Mitsuo Minami (Seal)
Corporate Auditor: Katsuro Tanaka (Seal)

Note: The Corporate Auditors Nobuo Eda, Mitsuo Minami, and Katsuro Tanaka are external corporate auditors under Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc.

END

Reference Documents for the Exercise of Voting Rights

1. Number of shareholder voting rights: 2,912,119

2. Proposals and Reference Materials

Proposal 1: Approval of the Proposed Appropriation of Retained Earnings for the 91st Fiscal Period

The details of the proposal are included in the preceding "Attachments" (Page 25).

The stable distribution of profits to shareholders, while at the same time making investments to strengthen research and development, management, and corporate competitiveness, is a fundamental principle of the Company.

Accordingly, it is proposed that an ordinary year-end dividend of ¥16.00 per share be paid for the fiscal period, the same amount as in the previous period. As a result, including the previously paid interim dividend of ¥16.00 per share, the full-year dividend for the fiscal period under review is ¥32.00 per share.

Proposal 2: Acquisition of Treasury Stock

In order to carry out flexible policies regarding the use of capital in response to changes in the operating environment, shareholder approval is requested for the acquisition of up to 7,000,000 ordinary shares of the Company for a total acquisition amount not exceeding ¥20,000,000,000 from the close of this Ordinary General Meeting of Shareholders until the close of the 92nd Ordinary General Meeting of Shareholders, as per Article 210 of the Commercial Code.

Proposal 3: Partial Amendment to the Articles of Incorporation

1. Summary of the proposal and reasons for the proposed amendments:

(1) The "Partial Revision to the Commercial Code" (2001 Law No. 128), which became effective on April 1, 2002, abolished the system of convertible bonds and established a system of reservation rights for new shares in its place. In addition, all convertible bonds issued by the Company have reached their redemption dates, and therefore Article 35 (Time of conversion of convertible bonds) is to be deleted.

(2) The "Partial Revision to the Commercial Code" (2002 Law No. 44), which became effective on April 1, 2003, created a system for invalidating share certificates and allowed for a company's articles of incorporation to stipulate relaxed quorum requirements for special resolutions at shareholders' meetings. Accordingly, additional wording has been added to Article 8 (Transfer agent) to accommodate the establishment of a register of lost share certificates, and a new section has been added to Article 13 (Method of adopting resolutions) to stipulate the quorum required for the approval of special resolutions at shareholders' meetings.

(3) In order to strengthen supervisory functions of the Board of Directors and

work execution functions of corporate officers, the Company separates the post of President, who is the chief executive officer, and the Chairman of the Board. Article 20 (Convocation) is to be amended to change the person responsible for convening and presiding over meetings of the Board of Directors from the Company's President to the Chairman.

2. Details of the proposed amendments are as follows:

(Sections to be amended are underlined.)

Current Article	Proposed Amendments
Chapter II. Shares	Chapter II. Shares
(Transfer agent) Article 8. The Company shall have a transfer agent responsible for shares. (2) The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given of such matters. (3) The register of shareholders <u>and</u> the register of beneficial owners of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, registration relating to the right of pledge, indication of trust property, cancellation of such registration of indication, reissue of share certificates, purchase of shares constituting less than one round lot and other business relating to shares shall be handled by the transfer agent and not by the Company.	(Transfer agent) Article 8. The Company shall have a transfer agent responsible for shares. (2) The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given of such matters. (3) The register of shareholders, the register of beneficial owners, <u>and the register of lost share certificates</u> of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, registration relating to the right of pledge, indication of trust property, cancellation of such registration of indication, reissue of share certificates, purchase of shares constituting less than one round lot and other business relating to shares shall be handled by the transfer agent and not by the Company.
Chapter III. General Meetings of Shareholders	Chapter III. General Meetings of Shareholders
(Method of adopting resolutions) Article 13. Except as otherwise provided by law, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present. (New)	(Method of adopting resolutions) Article 13. Except as otherwise provided by law, resolutions of a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present. <u>(2) As per Article 343 of the Commercial Code, the special resolutions shall be adopted at the meeting, at which shareholders representing one-third (1/3) or more of the total number of shareholder voting rights shall be present, by a majority of two-thirds (2/3) or more of the votes of the shareholders present.</u>
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors
(Convocation) Article 20. Except as otherwise provided by law, a meeting of the Board of Directors shall be convened and presided over by the <u>President</u>. In case the <u>President</u> is prevented from so doing, another Director shall act in his	(Convocation) Article 20. Except as otherwise provided by law, a meeting of the Board of Directors shall be convened and presided over by the <u>Chairman</u>. In case the <u>Chairman</u> is prevented from so doing, another Director shall act in his

place in accordance with an order previously determined by the Board of Directors. (2) Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.	place in accordance with an order previously determined by the Board of Directors. (2) Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.
Chapter VI. Accounts (Time of conversion of convertible bonds) Article 35. Initial dividends of profits or initial interim dividends on the shares issued upon conversion of convertible bonds shall be paid on the assumption that conversion shall have taken place on the 1st day of April, in case the application for conversion was made during the period from the 1st day of April to the 30th day of September, and on the 1st day of October, in case the application was made during the period from the 1st day of October to the 31st day of March of the following year.	Chapter VI. Accounts (Deleted)

Proposal 4: Election of Seven (7) Directors

The terms of office of the entire Board of Directors (7 members) will expire as of the close of this Ordinary General Meeting of Shareholders. Shareholders are therefore requested to elect seven (7) Directors.

The candidates for the position of Director are as follows (Pages 31-33):

No.	Name (Date of birth)	Personal history and representation of other companies		Number of shares of the Company held
1.	Hiromasa Nakai (October 13, 1940)	Feb. 1959	Entered the Company	22,666 shares
		June 1989	Director	
		June 1993	Managing Director	
		June 1997	Senior Managing Director	
		Oct. 1999	In charge of Administrative Affairs; Human Resources/Labor Management	
		June 2000	Representative Director and Deputy President (current)	
2.	Haruo Naito (December 27, 1947)	Oct. 1975	Entered the Company	99,771 shares
		June 1983	Director	
		June 1985	Managing Director	
		June 1986	Representative Director and Senior Managing Director	
		June 1987	Representative Director and Deputy President	
		April 1988	Representative Director and President (current)	
		March 1996	Representative Director and President of Genox Research, Inc. (current)	

No.	Name (Date of birth)	Personal history and representation of other companies		Number of shares of the Company held
3.	Hideaki Matsui (June 3, 1948)	March 1971	Entered the Company	8,000 shares
		June 1997	Director	
		April 1998	In charge of Finance and Management Planning; General Manager, Management Planning Division	
		June 2000	Director and Vice President	
		June 2000	In charge of Finance and Management Planning, Human Resources/Labor Management, Emerging Businesses, European and Asian Businesses	
		June 2001	Director and Senior Vice President	
		June 2001	In charge of Management Planning, Human Resources/Labor Management, Emerging Businesses, International Businesses	
		June 2002	Director and Executive Vice President (current)	
		June 2002	In charge of Corporate Planning and Management Affairs (current)	
4.	Yuji Naito (August 3, 1920)	Oct. 1945	Entered the Company	1,601,001 shares
		Jan. 1956	Director	
		May 1959	Managing Director	
		April 1964	Representative Director and Senior Managing Director	
		May 1966	Representative Director and President	
		April 1977	Chairman of The Naito Foundation (current)	
		April 1988	Representative Director and Chairman (current)	
5.	Shigehiko Yoshino (November 13, 1930)	April 1954	Entered The Saitama Bank, Ltd.	1,400 shares
		June 1984	Director of the Bank	
		June 1985	Managing Director of the Bank	
		June 1988	Senior Managing Director of the Bank	
		June 1990	Director and Vice President of the Bank	
		May 1991	President of The Kyowa Saitama Bank, Ltd.	
		Sept. 1992	President of The Asahi Bank, Ltd.	
		June 1997	Counselor of the Bank	
		April 1998	Special Advisor to the Bank	
		June 2001	Director of the Company (current)	
		Oct. 2001	Counselor of The Asahi Bank, Ltd.	
		March 2003	Counselor of the Saitama Resona Bank, Ltd. (current)	
6.	Stuart Meiklejohn (October 27, 1950)	Nov. 1975	Entered Sullivan & Cromwell (international law firm)	1,100 shares
		Feb. 1976	Admitted to the Bar of the State of New York	
		Oct. 1983	Partner, Sullivan & Cromwell (current)	
		June 2001	Director, Eisai Corporation of North America	
		June 2001	Director, Eisai Inc.	
		June 2001	Director, Eisai U.S.A., Inc.	
		July 2001	Director, Eisai Research Institute of Boston, Inc.	
		June 2002	Director of the Company (current)	

No.	Name (Date of birth)	Personal history and representation of other companies		Number of shares of the Company held
7.	Mitsuaki Shimaguchi (April 1, 1942)	April 1975	Assistant Professor, Keio University	1,100 shares
		April 1987	Professor, Graduate School of Business Administration, Keio University (current)	
		June 1998	Corporate Auditor, Ishii Foods Corporation (current)	
		April 2002	Director, The Health Care Science Institute (current)	
		June 2002	Director of the Company (current)	

Notes:

1. Haruo Naito, a candidate for Director, is the President and Representative Director of Genox Research, Inc., which conducts research activities in some of the same areas as those of the Company.
2. Yuji Naito, a candidate for Director, is the Chairman of The Naito Foundation, to which the Company makes donations.
3. There are no special interests between the other candidates and the Company.
4. Shigehiko Yoshino, Stuart Meiklejohn, and Mitsuaki Shimaguchi, candidates for the position of Director, meet the requirements for outside directors as stipulated in Article 188, Section 2-7-2 of the Commercial Code.

Proposal 5: Issuing of Reservation Rights for New Shares as Stock Options

As per Article 280, Sections 20 and 21, of the Commercial Code, shareholder approval is requested for the issuing of reservation rights for new shares as stock options to Directors and employees of the Company as outlined below.

1. Reason for issuing reservation rights for new shares (as stock options) on favorable conditions

   Reservation rights for new shares are to be issued gratis as stock options to Members of the Board and employees of the Company, in order to provide incentive and raise morale, thereby increasing the corporate value of the Company.

2. Overview of the Stock Option Plan

   (1) Type and number of shares to be used for stock options

   A maximum of 210,000 ordinary shares of the Company

   (2) Number of stock options

   A maximum of 2,100 stock options

   The number of shares constituting one stock option (hereafter "number of shares") shall be 100 shares. However, in the event the Company carries out a stock split or reverse stock split, the number of shares will be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment will be disregarded.

   Adjusted no. of shares = Pre-adjustment no. of shares x (Reverse) Stock split ratio

   In addition, in the event the Company carries out a merger or spin-off that makes it necessary to adjust the number of shares, the number of shares shall be

adjusted rationally in accordance with the terms and conditions of the merger or spin-off.

(3) Issuing price of stock options

The stock options shall be issued gratis.

(4) Amount to be paid for the exercise of stock options

The amount to be paid for the exercise of stock options will be the amount to be paid per share of stock issued or transferred as a result of the exercise of the stock option (hereafter "exercise price") multiplied by the number of shares.

The exercise price will be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month in which the stock option is issued (with amounts of less than ¥1 rounded up to the nearest yen). However, if this amount is less than the closing price on the issue date (in the event no trades are concluded on that date, the immediately preceding day on which a trade is concluded), the closing price on the issue date shall be the exercise price.

In the event the Company carries out a stock split or reverse stock split, the exercise price will be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event the Company issues new shares or disposes of treasury stock shares at a price that is less than the market price (excluding the exercise of reservation rights for new shares issued as stock options and the exercise of subscription rights for new shares as per Article 280-19 of Commercial Code prior to the "Partial Revision of the Commercial Code" [2001 Law No. 128]), the exercise price shall be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of newly issued shares}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disposed of, "Number of newly issued shares" and "Subscription price" shall be read as "Number of treasury stock shares disposed of" and "Disposition price," respectively.

In addition, in the event the Company carries out a merger or spin-off that makes it necessary to adjust the exercise price, the exercise price shall be adjusted rationally in accordance with the terms and conditions of the merger or spin-off.

(5) Exercise period for stock options

From July 1, 2003 until June 24, 2013

(6) Other conditions for the exercise of stock options

The partial exercise of stock options is not permitted.

(7) Cancellation of stock options

The Company may at any time acquire stock options and cancel those stock options gratis.

(8) Transfer restrictions on stock options

The transfer of stock options requires the approval of the Board of Directors.

3. Allotment of Stock Options

When stock options are to be allotted, the Board of Directors and the person to whom the stock options are being allotted will enter into a "Contract for the Allotment of Stock Options." A summary model for this contract, which shall include conditions deemed reasonable by the Board of Directors for the purpose of issuing stock options, is as follows:

(Summary of the Contract for the Allotment of Stock Options)

(1) Persons who receive a stock option allotment may exercise those options after they cease to be a Director or employee of the Company. In the event a person who has been allotted stock options dies, their legal heir may exercise the options. Both cases, however, will be regulated as per the conditions set forth in the Contract for the Allotment of Stock Options.

(2) Persons receiving an allotment of stock options may not transfer or pledge them to a third party, or otherwise dispose of those stock options in any manner.

(3) Other provisions and restrictions regarding the exercise of stock options are defined in the Contract.

End of document